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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    FORM 6-K

                           Commission File No. 0-30852

    Month Filed               Event and Summary                    Exhibit No.

   December, 2007    Notice  of  Material   Event,   dated             99.1
                     December  20,  2007, regarding a
                     modification to the notice of Material
                     Event, dated December 14, 2007, regarding
                     the payment of interest and amortization
                     for the Class B Negotiable Obligations
                     due in 2010.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  GRUPO FINANCIERO GALICIA S.A.
                                                  (Registrant)


Date: December 28, 2007                           By: /s/Antonio Garces
                                                      --------------------------
                                                  Name:  Antonio Garces
                                                  Title: Chief Executive Officer
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                                  EXHIBIT 99.1

                                                 Buenos Aires, December 20, 2007

Comision Nacional de Valores (National Securities Commission)

By Hand

                                     Ref.: Modification of the Notice of Payment of Interest and Amortization

Dear Sirs,
     We are writing to you in order to modify the notice of the payment of interest corresponding to the Class B Negotiable Obligations due in 2010 for a nominal value of US$ 273,623,867 pursuant to the Global Program for the Issuance of Negotiable Obligations with a nominal value of US$ 2,000,000,000, which notice was submitted on December 14, 2007. As such, we inform you that:

o    Domicile where the payment will be made from:
The payment will be made by:

The Bank of New York
101 Barclay Street, Floor 21 W, New York
New York 10286, United States of America

Kredietbank S.A. Luxembourgeoise
43 Boulevard Royal
L-2955, Luxembourg

Banco Rio de la Plata S.A.
-Bartolome Mitre 480
(1036) Buenos Aires, Argentina
-Branch Number 066
Rosario de Santa Fe 177, Ciudad Cordoba
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o    Time at which it will be made: During normal banking hours.
Normal banking hours in the City of Cordoba are from 8:30 a.m. to 1:30 p.m.

o    Date on which the payment will be made: January 2, 2008

o    Interest Rate: 8.88% (6 month LIBOR: 5.38 + 3.50%).

o    Percentage of interest to be paid during the period: 2.836666%

o Period to which the payment corresponds: The semester beginning on July, 2007 and ending on December 31, 2007.

o Coupon that should be presented to be paid, in your case: This is not applicable as the notes are in global form and, as such, are registered in collective depositary systems in representative accounts for the beneficiaries.

o Amortization: The capital of the negotiable obligations due in 2014 will increase semiannually beginning on July 1, 2010, in installments that are each equal to 12.5% of the initial capital, until their maturity date on January 1, 2010, on which date the remaining 12.5% of the initial capital will be paid.

o    Date for the payment of the fourth amortization payment: January 2, 2008.

o    Percentage of amortization: 12.5% of the initial capital.

o    Percentage of the amortization that will be paid: US$ 34,202,983.38

o    Residual value after the payment: US$ 136,811,933.50

o    ISIN: US059538AH16

o    Common Code: 019315924

                     Yours faithfully,

                               Maria Matilde Hoenig
                                 Attorney in fact